[Letterhead of Palatin Technologies, Inc.]

September 23, 2022

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:
Palatin Technologies, Inc.
Registration Statement on Form S-3 (File No. 333-262555)
Acceleration Request

Ladies and Gentleman:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Palatin Technologies, Inc. hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-3, as amended (File No. 333-262555) (the “Registration Statement”), so that the Registration Statement may become effective at 4:00 p.m. (Eastern Time) on Monday, September 26, 2022, or as soon thereafter as practicable.

If you have any questions regarding this request, please contact our outside counsel, Faith Charles of Thompson Hine LLP, at (212) 908-3905 or Naveen Pogula of Thompson Hine LLP, at (404) 541-2913. Please also call either Faith Charles or Naveen Pogula as soon as the Registration Statement has been declared effective. Thank you for your attention to this matter.

Very truly yours, Palatin Technologies, Inc.

By:	/s/ Stephen A. Slusher
Name:	Stephen A. Slusher
Title:	Chief Legal Officer

cc:
Faith Charles, Thompson Hine LLP
Naveen Pogula, Thompson Hine LLP